PATRIOT POWER CORP

502 East John Street
Carson City, Nevada 89706

February 7, 2007

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION

Division of Corporation Finance
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

Attention: Mr. Scott Anderegg

Dear Mr. Anderegg:

Re:	Patriot Power Corp. (the “Company”)
Registration Statement on Form SB-1, File No. 333-134326

The Company requests that its Request for Acceleration of January 31, 2007 be withdrawn effective immediately.

Thank you for your assistance. Please call with any questions.

Very truly yours,

Patriot Power Corp.
_____________________________
/S/ Ron Atlas

Chief Executive Officer,
Chief Financial Officer, President,
Secretary, Treasurer and Director
(Principal Executive Officer and Principal Accounting Officer)